VIA EDGAR

November 5, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 19, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to a comment letter, dated October 30, 2012, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above captioned filings and that certain License and Development Agreement (the “Agreement”) between BioDelivery Sciences International, Inc. (the “Company,” “we,” “our” or similar terminology) and Endo Pharmaceuticals, Inc. (“Endo”). We have reproduced the Staff’s comments below in bold type, followed by the Company’s responses.

Form 10-Q for Quarterly Period Ended June 30, 2012

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

4. Endo License & Development Agreement, page 10

1.	Please provide to us your analysis as to the total arrangement consideration and how it was allocated to the units of accounting.

The Staff is respectfully advised that, with respect to the Company’s arrangement with Endo as memorialized in the Agreement, we do not believe that “total arrangement consideration” can be, or is required under applicable accounting literature to be, reduced to a single number. As previously disclosed to the Staff in our prior responses, but summarized here again for the Staff’s review, the consideration specified in the Agreement, and the units of accounting within the Agreement that we believe such consideration should be assigned to, are as follows:

Unit of Accounting	Arrangement Consideration Allocated to Unit of Accounting

1. Transferred license	$30 million (upfront, non-refundable payment)

2. Approval of patent extension	$15 million (Milestone #1).

3. Research and development	$135 million (see breakdown of specific milestones and related consideration on Exhibit A to our correspondence of October 18, 2012).

With respect to unassigned sales-based royalties, these amounts are uncertain at the inception of the arrangement. We do not believe there is a need to assign such payments as they can only be recognized as revenue once the related sales occur, which will be after all deliverables have been completed. In theory, each royalty earned, though small, would appear to meet the definition of a substantive milestone.

2.	Tell us why you believe it is appropriate to consider the substantive milestones in determining the estimated selling price of a unit of accounting. In robust detail, please tell us how you believe that ASC 605-25-15-2A-c & paragraphs 2 and 4 of ASC 605-28-15 interact with respect to payments relating to the research and development deliverable and determination of the estimated selling price for that deliverable.

We understand that others, including PricewaterhouseCoopers, have concluded that, in the application of the guidance the Staff references in its comment, milestone revenues should be ignored in allocating arrangement consideration in a research and development arrangement with multiple units of accounting. Under such an analysis, arrangement consideration, excluding substantive milestones, as well as sales-based royalties and other “success-based consideration”, is allocated to the units of accounting based on their relative fair values. Thus, the arrangement consideration allocated is less than the fair value of the bargained-for arrangement consideration.

As very few research and development arrangements include so-called “best efforts” payments on performance of research and development that exceed the costs of those services, application of a model that ignores success-based payments in the allocation of arrangement consideration would generally result in deferral of a portion the initial (up front) payment, even when the license delivered at the inception of the arrangement has stand-alone value in excess of the amount of such initial payment. We do not believe that this outcome is consistent with the economics of such an arrangement in general, and is certainly not consistent with the economics in our arrangement with Endo as set forth in the Agreement.

We acknowledge that performance bonuses are typically ignored in allocating arrangement consideration under ASC 605-25, until such bonuses are earned. However, as we have elected to apply the guidance in ASC 605-28, substantive milestones are not accounted for under the provisions of ASC 605-25, and therefore, we do not believe this limitation applies.

ASC 605-25-15-2Ac, added by ASU 2010-17, indicates that the guidance of ASC 605-25 does not apply to “Payments relating to research or development deliverables that are accounted for under the milestone method of revenue recognition (see ASC 605-28).” ASC 605-28-15-1 indicates that ASC 605-28 “specifies the accounting for research or development deliverables or units of accounting that include milestones that are accounted for under the milestone method of accounting.” ASC 605-28-15-2 provides that ASC 605-28 “applies to research and development deliverables or units of accounting under which a vendor satisfies its performance obligations over a period of time, and when a portion or all of the consideration is contingent upon uncertain future events or circumstances….”

As these paragraphs make reference to “deliverables”, and as ASC 605-28-15-4 notes that ASC 605-28 “does not address whether an arrangement comprises one or more deliverables or whether multiple deliverables within an arrangement meet the separation guidance of ASC 605-25”, we believe that the first step of the analysis must be to consider whether the arrangement includes multiple deliverables or units of accounting, and that such analysis must be performed under the provisions of ASC 605-25. As we have described in previous submissions, and as summarized again above, we believe that the license, the research and development services, and the patent-related services are each separate units of accounting under the guidance of ASC 605-25-25-5.

As discussed in previous submissions, we believe that both the research and development services and patent extension services units meet the criteria described in ASC 605-28-15-2. As such, ASC 605-25-28-1 specifies that those deliverables are to be accounted for under the provisions of ASC 605-28.

The next step, then, is to determine the “payments relating to” the ASC 605-28 deliverables. Of course, the guidance regarding substantive milestones is one key to that determination. We believe, as has been discussed previously with the Staff (and as further addressed later in this response) that all of the milestones (totaling $150 million) are substantive milestones (see our further discussion below regarding Milestone #6). Therefore, those payments would be deemed to “relate to” the research and development and patent services deliverables accounted for under ASC 605-28.

One interpretation would be that because the research and development and patent-related service deliverables are accounted for under ASC 605-28, no further consideration of those deliverables is necessary in the application of the allocation guidance of ASC 605-25. That interpretation would lead to substantive milestones being allocated to the deliverables within the scope of ASC 605-28, and all other arrangement consideration being allocated to other units of accounting. This might be reasonable, as we note that in order for a milestone to be substantive, its amount must be commensurate with either the vendor’s performance or the enhancement of value of the delivered item. This would appear to preclude abusive arrangements.

Nonetheless, we note that ASC 605-25-15-2Ac specifies that “payments relating to” ASC 605-28 deliverables are excluded from ASC 605-25. While it is clear that substantive milestones would be “payments relating to” the research and development deliverables, it is not clear whether other payments might also “relate to” those deliverables. For example, we believe that “best efforts” payments that reimburse all or a portion of actual research and development expenditures would clearly be “payments relating to” research and development deliverables. In addition, we note that ASC 605-28-15-4 states that ASC 605-25’s guidance applies to the allocation of “consideration other than milestones.” Thus, we believe that it should not be taken as a given that only substantive milestone payments are “payments relating to” the ASC 605-28 deliverables.

To allocate other arrangement consideration between the ASC 605-28 deliverables and other deliverables, we believe that ASC 605-28-15-4 requires the use of the guidance in ASC 605-25. We believe, however, that in performing the ASC 605-25 allocation of arrangement consideration, the deliverables to be accounted for under ASC 605-28 should be viewed together with the substantive milestones that they are associated with. The “selling price” of the ASC 605-28 deliverables therefore would be the price that a vendor would charge to take on the performance obligation in the deliverable, with the knowledge that in addition to that price, the vendor would also be eligible for the substantive milestones “relating to” that deliverable.

Thus, if those substantive milestones were adequate consideration for both the work involved in taking on the performance obligation and the risk of failure, the “selling price” of such a deliverable would be zero, because the vendor would not require an additional payment to take on the obligation. Such a deliverable would therefore not have any additional arrangement consideration allocated to it under ASC 605-25. As we have noted in previous submissions, and below, we believe that the substantive milestones are adequate compensation for the work and risk involved with both of the ASC 605-28 deliverables in our arrangement with Endo.

As noted above, we are aware that others believe that the allocation of arrangement consideration between ASC 605-28 deliverables and other deliverables should exclude substantive milestones in the same way that performance bonuses are excluded from the allocation of revenue until they are achieved. While we understand that view, we do not believe that it achieves transparent accounting with respect to our arrangement with Endo, because it systematically allocates less than the fair value of the bargained-for consideration to deliverables, and will therefore result in the allocation of a portion of the initial payment to subsequent services even when the deliverables provided at contract inception have stand-alone value exceeding the value of the up-front payment, which is the case in our arrangement with Endo.

Paragraph BC6 of ASU 2010-17 notes that the EITF believed that the principles in the ASU “result in a reasonable pattern of revenue recognition reflective of the economics of such transactions”. We do not believe that ignoring the substantive milestone payments in allocating revenue to deliverables in our arrangement with Endo would reflect the economics of the arrangement at all.

As discussed in our previous submissions and teleconferences with the Staff, the arrangement with Endo was specifically drafted to result in payments from Endo to the Company upon demonstration of the transfer of value to Endo. For that reason, Endo insisted that it obtain, at the inception of the arrangement, all of the rights and knowledge necessary to exploit the licensed technology. For this reason, Endo did not agree to pay the Company simply for performing research and development services. Rather, the parties agreed that the Company would take on the risk of failure of the Phase III trials called for under the Agreement, and would only get paid for that work if the milestones were achieved.

Allocation of a portion of the up-front payment to the research and development services deliverables would therefore diverge from the economics of the arrangement in at least two ways: (i) first, by recognizing too little revenue on the delivery of the license, and (ii) second, by recognizing revenue as we perform research and development services despite the intent of the parties to the arrangement that merely performing those services was not sufficient for Endo to be willing to pay for them.

We realize that our analysis results in all of the consideration assigned to the ASC 605-28 being contingent upon success (achievement of substantive milestones). While that may be an unusual situation, it is consistent with the express intent of the parties given their particular facts and circumstances, and does seem to be contemplated by ASC 605-28-15-2, which provides that ASC 605-28 applies to research and development deliverables satisfied over a period of time when “a portion or all (emphasis added) of the consideration is contingent upon uncertain future events or circumstances.”

We also note that our analysis and proposed accounting would not, in our view, violate provisions of ASC 605-25. For example, it would not result in the recognition of any revenue that isn’t fixed or determinable, and would not result in the recognition of any revenue until deliverables with stand-alone value at least equal to the amount of the revenue being recognized have been delivered.

3.	It appears you are obligated to provide clinical supply for the BDSI Trials, regardless of whether the research and development services are performed by the Company. Provide to us your analysis as to whether the clinical supply is a separate deliverable from the research and development deliverable, and tell us how you intend to account for this obligation.

As previously discussed with the Staff, we believe the research and development services to be provided by the Company under the Agreement and the Company’s related obligation to provide clinical supplies in connection with such services are part and parcel of the same deliverable under the Agreement. In response to the Staff’s comment, the following is an analysis of the relevant provisions of the Agreement which supports the Company’s position.

At the outset of this analysis, it is important to remember that the Agreement was specifically negotiated following a previous Phase III trial conducted by the Company that failed to meet its primary endpoint. The basic agreement of the parties in light of this was that, subject to certain cost sharing arrangements previously discussed with the Staff, the Company would bear the risk of the new pivotal Phase III trials (and only such trials, together with certain specific supportive trials related thereto) required in light of the previously failed trial, and the provision of clinical supply material for such trials, and that the Company will only receive payment for such work if the specific milestones are achieved (with the risk of each milestone not being achieved falling solely on the Company), namely: (i) the trials are completed (Milestones #2 and #3); (ii) the trials lead to a New Drug Application for the licensed product being accepted by the FDA (Milestone #4) and (iii) if such New Drug Application is approved by the FDA (Milestone #5).

1. Under Article 5.1(a)(i) of the Agreement, the Company is required to provide clinical trial material solely for the following clinical trials: (i) those clinical trials being conducted by the Company as of execution of the Agreement, (ii) all future Phase III trials necessary to obtain initial FDA approval, and (iii) certain other supportive trials contemplated for future performance by the Company. In this regard, the Agreement provides that “BDSI shall be responsible… for the production, manufacture, testing, packaging and all related activities, including, without limitation, warehousing, storage and supplying final packaged materials… of and with respect to Clinical Trial Materials,… BDSI shall, subject to Section 3.4, be responsible for obtaining Clinical Trial Materials at its sole cost and expense.”

2. Article 1.37 defines “Clinical Trial Material” as placebo and drug for use in BDSI Trials, Existing Clinical Trials, or Supportive Trials.

3. “BDSI Trials” as defined in Article 3.2(b) of the Agreement, is referring specifically and only to the Phase III trials listed in the Development Plan (see Schedule 3.2(a) to the Agreement), or subsequent Phase III trials, necessary to obtain final regulatory approval by FDA. The objective of the parties is to obtain approval within the confines of the two currently ongoing Phase III trials described in the Agreement, but in the event those are not sufficient, and one or more additional Phase III trials are required to obtain FDA approval, the Company would be responsible for conducting those trials and providing the clinical trial materials required therefor.

4. “Existing Trials” as defined in Article 1.61 of the Agreement are certain other clinical trials undertaken by the Company prior to the execution of the Agreement.

5. “Supportive Trials” as defined in Article 1.130 of the Agreement are certain other specific clinical trials that are to be conducted by the Company following execution of the Agreement.

6. Article 5.1(a)(i)(4) of the Agreement states: “BDSI shall supply Endo with reasonable quantities of Clinical Trial Materials as requested by Endo in writing from time to time solely for purposes of conducting any BDSI Trials not performed by BDSI, and shall provide such Clinical Trial Materials, at Endo’s option, in either finished form or bulk form.”

7. Articles 3.2(b) and 3.3(a) of the Agreement, as set forth below respectively, make it clear that the Company is, between the parties, the party responsible for conducting the trials for which the Company is specifically obligated to provide clinical material:

“BDSI shall use Commercially Reasonable Efforts to conduct its tasks pursuant to the Development Plan…provided that BDSI’s obligations to perform Clinical Trials shall, notwithstanding anything to the contrary, be in all cases limited to the Existing Clinical Trials, Supportive Trials, Initial BDSI Trials (emphasis added), and, if (i) the Initial BDSI Trials do not result in data reasonably sufficient to support submission of an NDA with respect to Product or (ii) an NDA submitted on the basis of the Initial BDSI Trials is determined by FDA to not be sufficient to obtain Regulatory Approval in the U.S., solely such additional Phase III Clinical Trials reasonably required (emphasis added), as determined by the JDC, to directly address the insufficiencies described in clause (i) or clause (ii) above (such Clinical Trials added to the Development Plan, “Additional BDSI Trials”; collectively, with Initial BDSI Trials, “BDSI Trials”).”; and

“BDSI shall have primary responsibility for implementing clinical development required for Regulatory Approval in the U.S. for Product solely as explicitly set forth in this Article 3 (emphasis added). Such responsibilities shall include…completing all Phase III (emphasis added) Clinical Trials necessary for Regulatory Approval in the U.S. solely as set forth in the Initial Development Plan and, if necessary, including any Additional BDSI Trials added to the Development Plan…and…Manufacture and supply of Clinical Trial Materials for use in BDSI Trials and Supportive Trials.”

Analysis

Consistent with the basic agreement and risk allocation between the parties, the Company is responsible for conducting the required Phase III trials necessary to achieve FDA approval of the licensed product and to provide clinical trial materials for such trials. The only way that the Company would not perform such trials under the Agreement is if the Company was in breach of its obligations under the Agreement. For protective purposes, and again as a matter of risk allocation, the Agreement provides that should the Company fail to conduct the required “BDSI Trials”, the Company would nevertheless be required to supply the clinical trial materials in connection therewith. However, in making its determinations as to the deliverables under the Agreement and the proper accounting treatment thereof, the Company did not consider that it would be in breach of its clinical trial obligations and therefore correctly considered the provision of research and development services and the obligation to provide clinical trial material for such services as one and the same deliverable.

In the absence of any breach of contract, the Company is required to provide clinical trial materials for the same clinical trials that it is responsible for running. As such, the deliverable of research and development services includes the clinical trial material so required to conduct the research and development.

We further note that the Company’s clinical trial services and supply deliverable is limited. If Endo would desire to conduct clinical trials that are not “BDSI Trials”, the Company would not be obligated to provide research and development services or clinical supply materials in connection therewith. We believe that the defined scope of the Company’s obligations relating to research and development services and related clinical supplies leads to the conclusion that these should rightfully be considered as a single deliverable.

4.	You have characterized the services aimed at obtaining the patent extension as a deliverable, and a separate unit of accounting on pages two and five, respectively. Tell us your accounting treatment of this unit of accounting and how you determined its estimated selling price.

As previously submitted to the Staff in prior correspondence, the patent extension had “stand-alone value when combined with the license” and that “Endo received in the Agreement all of the rights and authority to exploit the license without further involvement by the Company.” If the patent was granted, an additional seven years of exclusivity would accrue to the Company (in royalties) and to Endo (in sales). While the post-agreement costs to finalize the patent with USPTO were small (approximately $50,000), the value of the extension is significant, as it results in 7 additional years of being able sell the product at higher prices due to the lack of competition.

Had we been hired in a separate engagement, independent of the Agreement, to simply pursue the patent extension, our compensation under any scenario or timeline would have been far lower than the $15 million milestone payment we received. As such, it is evident that the milestone payment is adequate compensation for the cost and risk involved in pursuing the patent extension.

5.	With respect to milestone six, please provide to us your analysis as to how you intend to account for this payment, and whether this payment will be included in the arrangement consideration.

Article 7.3(f)(ii) of the Agreement describes the circumstances under which an entry of a generic into the marketplace affects Milestone #6. Essentially, it is anticipated that benefits of an additional 7 years of exclusivity will accrue to the Company (in royalties) and Endo (in sales). Should a generic product enter the market within the time period specified in the agreement, Endo will be entitled to recoup a portion of the Milestone #6 payment. As such, as each month passes after the date specified in the Agreement, the potential recovery by Endo decreases ratably over a period of months specified in the Agreement, which is the period of which the right of refund related to the milestone expires. We believe that the refund provisions have the effect of taking what would otherwise clearly be a substantive milestone, and causing it to be recognized as revenue as it becomes fixed or determinable, which is each month that the product retains exclusivity. Essentially, each monthly reduction in the refundable amount is treated like a milestone of an amount that is determined in accordance with the formula set forth in the Agreement. The payment related to Milestone #6 is part of the arrangement consideration and will be recorded as deferred revenue when received (upon regulatory approval), and amortized ratably into monthly income at on the basis of the specified months.

6.	Tell us whether your reference to $95 million related to the research and development milestone payments on pages seven and eight of your response is appropriate given that it includes:

•	A substantive milestone payment of $15 million attributable to the USPTO granting of one or more patents; and

•	Milestone six which you have concluded is a non-substantive milestone.

The reference on page 7 of our previous response is correct, as it references $95 million in research and development milestones and $55 million in sales-based milestones, which is indeed what the Agreement provides for. The intent of the paragraph on page 7 was simply to lay out the provisions of the Agreement.

However, we acknowledge that the reference on page 8 was not appropriate; that figure should not have included the $15 million milestone related to the patent-related services. That said, we believe that Milestone #6 is clearly a “payment related to” the research and development services and should be included. Further, the sales-based milestones are also substantive milestones and should have been included as well. Thus, the correct figure is $135 million of milestones allocated to the research and development deliverable.

We note that the disclosure and characterization of each of our payments, as noted in Footnote 4 page 10 of our June 30, 2012 Form 10-Q, should be expanded, and we have addressed this in Exhibit A.

7.	On page 8 of your response, you appear to indicate the estimated selling price of the research and development unit of accounting would be $70 million if there had been no consideration in the form of the substantive milestones. Please tell us if our understanding is correct. If it is correct, please help us understand how the substantive milestones related to the research and development unit of accounting is economically equivalent to the $70 million estimated selling price. In your response, please tell us how you considered the significant uncertainties that exist related to the payment of the substantive milestones.

As the Staff is aware, the Company is not a contract research organization (“CRO”) and thus, it is difficult for us to estimate the stand-alone selling price of the research and development services provided to Endo under the Agreement. The figures in our prior response were prepared based on our understanding of the pricing for such services in the CRO market, which we have enhanced in the intervening period.

In our prior response, we used $54 million, which (as discussed telephonically with the Staff) included allocated overhead (see our response to comment 8 below). We applied a profit margin of 25- 30% to those costs, the high-end of which (30%) generated the “approximately $70 million” noted on page 8 of our prior response. However, in considering this point further, we believe that a 25% profit margin would typically be applied only to direct costs, which at inception we estimated to be $45 million. Essentially, the margin is intended to cover overhead. This would equate to a $56 million stand-alone selling price. However, as our cost estimates are built off of a model that includes outsourcing the work to a CRO, much of that profit margin is already in the cost estimates. As such, we are unable to refine our estimates further, and therefore have assumed a stand-alone price of $56 million. This would assume a CRO is paid as the research is done, versus the Company which is paid only at the successful achievement date in the form of substantive milestones. As previously discussed with the Staff, there must also be a risk factor with appropriate reward associated with success-based payments. We believe that the milestones associated with research and development services deliverable ($135 million) reflect an appropriate risk premium.

In considering this issue, we note our belief that the risk of failure in this arrangement is lower (although certainly not insubstantial) than most drug development collaborations. The delivery technology incorporated in the licensed product was already proven (in the case of the Company’s FDA approved product ONSOLIS), and the molecule buprenorphine has been on the market for some time in other dosage forms for the same indication. So the risk is mostly limited to whether the formulation of the Company’s drug delivery technology with the buprenorphine molecule causes one or the other to not be effective when they have already been proven effective apart from one another. The Company’s detailed analysis of the data generated from the previous failed Phase III clinical trial led to conclusions (shared with Endo) on how to correct for the failure, and both parties are hopeful that the current Phase III trials, incorporating such corrections, will indeed meet their primary endpoints. Endo and the Company were able to collaborate in this arrangement because it was determined that the risk of failure was worth the expenditure of the various components of the Agreement. As indicated above, the research and development milestones in the arrangement total $135 million, which is more than adequate to compensate the Company for the costs of the trial, an additional profit margin, as well as the risk associated with the clinical trial and FDA regulatory process.

8.	You state “Our internal work papers during negotiation and at contract inception show budgeted research and development costs at $54 million.” Please confirm, if true, that this amount includes $9 million of non-reimbursable overhead costs that are not subject to reimbursement, and that it is the Company’s belief that they will not receive reimbursement in excess of the $45 million.

As discussed telephonically with the Staff, the Company confirms that the $54 million figure does include approximately $9 million of unreimbursed and allocated overhead.

9.	To the extent your disclosure needs to be revised to address these comments, please provide proposed revisions addressing these points.

Attached hereto as Exhibit A is the Company’s proposed revised disclosure to Footnote 4 to the Company’s Form 10-Q for the period ending June 30, 2012. These revisions include proposed disclosure as suggested in our letter to the Staff of October 11, 2012, as subsequently modified to reflect the foregoing responses as well as the Company’s discussions with the Staff.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses and the attached information. Should you have any questions concerning the foregoing responses, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA Treasurer, Secretary and Chief Financial Officer BioDelivery Sciences International, Inc.

Attachments

cc:	William B. Stone, Chairman, Audit Committee
Mark A. Sirgo, Pharm.D.
Cherry, Bekaert & Holland, L.L.P.

Exhibit A

Proposed Modifications to Disclosure

NOTE: The bold and underlined text will be added to the following footnote in future filings. The following is Footnote 4 to the Company’s Form 10-Q for the period ending June 30, 2012, and corresponding changes would be included in future periodic filings.

4. Endo License and Development Agreement:

On January 5, 2012, the Company, Arius and Arius Two, entered into a definitive License and Development Agreement with Endo (the “Endo Agreement”), pursuant to which the Company, Arius and Arius Two agreed to grant Endo an exclusive commercial world-wide license to develop, manufacture, market and sell the Company’s BEMA® Buprenorphine product and to complete U.S. development of such products for purposes of seeking FDA approval.

Pursuant to the Endo Agreement, Endo has obtained all rights necessary to complete the clinical and commercial development of BEMA® Buprenorphine and to sell the product worldwide. Although Endo has obtained all such necessary rights, the Company has agreed under the Endo Agreement to be responsible for the completion of clinical trials regarding BEMA® Buprenorphine necessary to submit a New Drug Application (“NDA”) to the FDA in order to obtain approval of BEMA® Buprenorphine in the U.S., pursuant to a development plan set forth in the Endo Agreement (as it may be amended pursuant to the Endo Agreement). The Company is responsible for development activities through the filing of the NDA in the U.S., while Endo is responsible for the development following the NDA submission as well as the manufacturing, distribution, marketing and sales of BEMA® Buprenorphine on a worldwide basis. In addition, Endo is responsible for all filings required in order to obtain regulatory approval of BEMA® Buprenorphine.

Pursuant to the Endo Agreement, the Company has received or will receive the following payments (some portion(s) of which will be utilized by the Company to support its development obligations under the Endo Agreement with respect to the product):

•	$30 million non-refundable upfront payment by January 19, 2012 (received January 17, 2012);

•

up to an aggregate of $95 million in six separate potential milestone payments based on the following pre-defined events: (i) enhancement of intellectual property rights (two milestones aggregating $35 million in potential milestone payments, including $15 million upon issuance of a certain patent covering the product which was received May 2012), (ii) clinical development (two milestones aggregating $20 million in potential milestone payments) and (iii) regulatory events (two milestones aggregating $40 million in potential milestone payments);

•	up to an aggregate of $55 million based on the achievement of four separate potential sales milestones; and

•

Sales-based royalties in a particular percentage range on U.S. sales of BEMA® Buprenorphine, and royalties in a lesser range on sales outside the United States, subject to certain restrictions and adjustments.

The Company has assessed its arrangement with Endo and the Company’s deliverables thereunder at inception to determine: (i) the separate units of accounting for revenue recognition purposes, (ii) which payments should be allocated to which of those units of accounting and (iii) the appropriate revenue recognition pattern or trigger for each of those payments. The assessment requires subjective analysis and requires management to make judgments, estimates and assumptions about whether deliverables within multiple-element arrangements are separable and, if so, to determine the fair value to be allocated to each unit of accounting.

At the inception of the Endo arrangement and in accordance with the revenue recognition criteria under ASC Topic 605 (and specifically ASC 605-25-25), the Company determined that: (i) the Endo Agreement is a multi-deliverable arrangement under ASC Topic 605 and (ii) one of the multi-deliverable features is a license with stand-alone value under ASC 605-25-25-5a. In such analysis, it was determined that the license to Endo had stand-alone value under ASC 605-25-25-5a as a result of the transfer of the license, ownership of the subject Investigational New Drug Application, certain know-how and certain patents rights to Endo. As noted above, the result was that Endo obtained, at the inception of the Endo Agreement, all of the rights and knowledge necessary to fully exploit its license without the further involvement of the Company. Additionally, the Company concluded that the value of the license delivered to Endo at contract inception exceeded the up-front payment received, and that the milestone payments were adequate consideration for the other deliverables in the arrangement. Accordingly, the upfront payment of $30 million was recognized upon receipt.

The analysis of the fair value of the deliverables was based on the income approach, the Company’s negotiations with Endo and other factors, and was further based on management’s estimates and assumptions which included consideration of how a market participant would use the license, estimated market opportunity and market shares, and assumed royalty rates that would be paid for sales of products relying on the license. Also considered were entity specific assumptions regarding the results of clinical trials, the likelihood of FDA approval of the subject product and the likelihood of commercialization based in part on the Company’s prior agreements with the BEMA® technology.

The Company further analyzed the milestone payments noted above in accordance with ASC 605-28 to determine if such milestones are substantive. This determination included an analysis of the Company’s performance to achieve each milestone, the enhancement of value of the delivered items, the timing of performance related to the milestone, and the reasonability of the milestone relative to all the deliverables and payment terms.

The term of the Endo Agreement shall last, on a country-by-country basis, until the later of: (i) 10 years from the date of the first commercial sale of BEMA® Buprenorphine in a particular country or (ii) the date on which the last valid claim of the Company’s patents covering BEMA® Buprenorphine in a particular country has expired or been invalidated. The Endo Agreement shall be subject to termination: (i) by Endo, at any time, upon a specific amount of prior written notice to the Company, (ii) by Endo and the Company upon their mutual written agreement, (iii) by either party upon a material default or breach of the Endo Agreement and such default or breach is not cured within a specified timeframe, (iv) the voluntary or involuntary bankruptcy of either party or (v) by the Company if Endo does not meet certain diligence obligations outside of the United States.

On February 16, 2012, the Company announced that the U.S. Patent and Trademark Office (“USPTO”) issued a Notice of Allowance regarding the Company’s patent application (No. 13/184306), which patent will extend the exclusivity of the BEMA® drug delivery technology for its BEMA® Buprenorphine and BEMA® Buprenorphine/Naloxone products from 2020 to 2027. In April 17, 2012, the Company announced that this patent was granted. As a result, pursuant to the Endo Agreement, the Company received a milestone payment from Endo in the amount of $15 million in May 2012. This milestone had been evaluated to be a substantive milestone under ASC 605-28, and therefore was recognized as revenue when the patent was granted.

The remaining milestone payments will also be recognized as revenue when they are achieved, except that one milestone is contingently refundable for a period of time. Revenue related to that milestone will be recognized as refund provisions expire. Sales-based royalties will be recognized as they accrue under the terms of the Endo Agreement.